

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2017

Lynn Jurich
Chief Executive Officer
Sunrun, Inc.
595 Market Street, 29th Floor
San Francisco, California 94105

> **Re:**   **Sunrun, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 15, 2017**
> **File No. 333-222099**

Dear Ms. Jurich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale at (202) 551-3464 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction